Filed by ECLIPSYS CORPORATION

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation.

Commission File No. 000-24539

Allscripts and Eclispsys Employee Town Hall

Transcript

Glen Tullman: [00:00:03] Hi I want to welcome you to Allscripts Eclipsys Town Hall. My name is Glen Tullman and I’m Chief Executive Officer of Allscripts and I’m joined today by Phil Pead, President and Chief Executive Officer of Eclipsys. Today is an exciting day because two leaders become one. One network, one platform and one patient and that’s what we want to talk to you about today, so let me begin. The story really begins with two great companies. The first is Allscripts. I want to tell you a little bit about Allscripts for those of you who are unfamiliar with the company.

[00:00:39] Allscripts is primarily focused on the Ambulatory market. That’s the market outside hospitals and today Allscripts is a leader in clinical software connectivity and information products that we provide to physicians, to post acute care facilities and the like and the company has publicly traded under the symbol MDRX, we have about 2500 employees and again the primary focus here is giving physicians the tools they need to provide better quality care and do so more cost effectively. Phil why don’t you tell us a little bit about Eclipsys?

Phil Pead: [00:01:18] Okay Glen so Eclipsys primary focus is on the acute care or inpatient market, ah where we sell to um h-hospitals primarily as our clients. Ah we’re traded on the NASDAQ, ECLP is our ticker symbol. In 2009 Glen, we had about $500 million in revenue and ah currently today we have almost 3000 employees based in ah India, the US, Canadian, um and as well as some parts of Asia and ah the Middle East.

Glen Tullman: [00:01:49] Great.

Phil Pead: [00:01:49] So the number one is really important here and ah as as Glen said ah we’re very excited to share this news with you. The number one, the reason why it’s number one is because as we mentioned at the beginning, one patient, one platform, one network and all that comes together to form one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record.

Glen Tullman: [00:02:19] And that’s really the holy ga-grail, a single patient record and of course the time to do it is now. Why is that because we’re at the beginning of the single fastest transformation of a sector of the economy in the history of the United States, it couldn’t be more exciting and the reason for that is we’re trying to solve a national problem and that’s a problem that every one of you is aware of because you don’t have to be in healthcare to pick up the newspapers and read about the problems in quality and cost and there is a significant amount of waste and I think everyone agrees that the way to address that is through healthcare information technology and the tools that both of our organizations provide. Now we’re helped by the fact that the Federal government has also realized that and the Federal government has added some $30 billion dollars of funding to encourage the adoption of the products that both of our organizations sell, so you couldn’t have a better time and a better opportunity to transfer healthcare than we have today. And so what are the highlights of the transaction? Well very simply stated, what we are creating is a true end to end integrated solution that our patients, that our, I should say our physicians can actually use to serve their patients and that’s coming from the two leaders in utilization and what does that mean? Well in today’s market, everyone is focused on something called meaningful use and that is getting physicians and other healthcare caregive(?), other healthcare um solution providers to use these products and so we’re positioned today to take advantage of this new market which is a $60 billion dollar market that Phil is going to talk about and that’s a market for this integrated offering, so how do you do that? Well the

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first thing you do is you expand the footprint and you start to connect the communities of care that we both serve and you position all of our users of our products for the next wave of information, so what are we doing today? Well the result is a $1 billion dollar transaction and creating a company with over a $1 billion dollars in revenue, pretty exciting stuff.

Phil Pead: [00:04:39] Okay so Glen, this is one company, I keep ka-talking about the one, one company that delivers a formula to change healthcare because ultimately bringing these two companies together, without changing healthcare is really not as meaningful as we’ve all really focused on within our respective organizations, so how do we do that? First of all, we’ve got the largest client footprint in the market. That is really important given the the the scope of the of the connection within ah within the healthcare market, having the largest footprint allows us to connect our hospitals with our physicians, with our post-acute skilled nursing facilities and so on. Utilization Glen, you mentioned this. To me, without computerized position order entry, without clinicians actually using the solutions, again you’re not going to affect, you’re not going to change healthcare. The connection, as I said, connecting all these disparate locations of healthcare because as you know the patient is going to be be receiving care in these in these multiple venues and connecting all those sites into one network is really ah very valuable not only for the clinicians to deliver the optimal care, but also very valuable to the patients because they they avoid all the duplication of tests and so on and then finally this information that travels with the patient, so that we can track allergies, so that we can again treat that patient without duplication, without waste and that efficiency through providing the right information at the right venue of care. And then finally something that we’ve always recognized in Eclipsys being the outcomes company is that everyone wants to achieve optimal outcomes and the way that we can do that again is bringing these two great companies together to form one company to deliver a formula to change healthcare.

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[00:06:28] So let’s talk about that in in each of these individual elements. First of all the value proposition and this is very important for everybody to understand, our value proposition is one network, one platform, one patient, so Glen let’s talk about the one network for a second.

Glen Tullman: [00:06:45] Sure. The one network begins with hospitals and that is the Eclipsys base that you’ve really made a name for yourself in, in fact US N- News and World Report listed the best hospitals in the country, 18 out of the top 21 are in fact Eclipsys hospitals, they’re using your tools and that’s a great base to start from. We add to that base the hospitals that are already working with Allscripts using some of our ancillary solutions and then on top of that hospital base, now we add about 180,000 physicians. That’s almost a third of the physicians in the United States and so we’re connecting these hospitals to the physicians that do the referrals, it’s a very, very valuable element. And last but not least, to round this out, to round out the base there’s another 10,000 post-acute care facilities and homecare facilities and when you put all of this together and connect this network together, what we start to see is this connected system of health which all of us have really dreamed about, so this is about connecting the community of healthcare together. Hospitals, physicians and post-acute and that’s what we’re doing by creating this one company.

Phil Pead: [00:08:03] Okay so now that we’ve connected all of the physicians together, it’s really important that that we bring our products together onto a single platform and the fresh approach that we’re talking about and that you can see in this slide is that you’ve got the old world vendors and those vendors as you know have been very proprietary, very monolithic, ah very single focused, it’s all their solutions or it isn’t and that’s just not going to work in healthcare. Healthcare is all about sharing, being open, so the fresh approach that we’re taking is a single, a single simple approach to connect not just third party applications, but our entire suite of solutions on a end to end integrated platform with using our architecture and technology that’s for the next 25 years, not from the last 25 years.

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Glen Tullman: [00:08:54] And of course what that leads to is one patient and what patients want is a single record. They want all their information in one place and of course all their information isn’t in one place, it’s in hospitals, it’s in post-acute care facilities, it’s at their physician’s office, so we have the ability to connect all of these systems together and that’s what we’re going to do through open platforms, through our own tools and by putting our companies together, that’s the first step in connecting patients to what they want which is better information, so that’s really what we’re delivering with a single patient record. And of course the way you do that is you take our, both of our product sets and here you see the Allscripts’ solution set which is some great ambulatory products and then you pair that with the Eclipsys’ solutions set and when you put both of those together, what you see is what everybody in the market has really asked us to deliver and that is a new end to end integrated solution available that connects the community of care and that’s what our customers have been pushing us to do. Our customers have said to us why don’t the two of you get together, today we’re making that vision a reality.

Phil Pead: [00:10:11] So let’s look at it financially for a second. Each of our addressable markets end and of themselves represent a significant amount of revenue, $10 billion and $17 billion dollars respectively, but now look what happens when you add the third element. When we come together as one company, we now have a new addressable market that represents about $16 billion dollars for us to participate in. The way that we can get at that $16 billion dollars is for us to come together a single company offering our solutions on an integrated platform, addressing an additional $16 billion dollars. That’s very exciting for all of us because it now gives us new markets where before we weren’t able to differentiate ourselves, now we’ll be able to ah attack a $16 billion dollar opportunity, whereas before we were doing extremely in our individual markets, but as you can see this this effectively gives us a 35% ah more of the opportunity for us to participate in.

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[00:11:09] So let’s look at another way. Again bringing our companies together allows us to cross-cell into our individual markets, so while Eclipsys has the ah the the large footprint within our hospital base, we’ve got Allscripts who now also got some hospitals that they’ve sold their solutions into, but also they’ve got a large ambulatory footprint. The two together provide a $1.2 billion dollar additional opportunity for us to cross-cell into.

Glen Tullman: [00:11:37] And so what we see here is a common focus on our clients. We’re looking, all that opportunity that Phil just talked about is really about an opportunity to improve healthcare and it’s a $16 billion dollar additional opportunity, but the way you get there is first and foremost you start by providing the great services, the great software ah that we’ve both provided individually to our client bases. We’re going to continue to do that. We’re going to continue to invest, but on top of that, we’re going to provide our clients with the best clinical, financial connectivity and information solutions available anywhere in the market and then we’re going to layer on that more rapid im-implementations, better innovation and get to a future state that provides physicians and other healthcare stakeholders with a new level of information they haven’t had before and a new level of connectivity, connecting 180,000 physicians, connecting over 1500 hospitals and over 10,000 different post-acute care facilities, that’s what we’re talking about creating, it’s really exciting.

[00:12:50] And so how do you do that? Well you start by um getting the management structure set up and that management structure begins with myself and I’m pleased to be um the designated CEO or Chief Executive Officer, second Phil who’s sitting next to me will become our Chairman of the Board and also partner with me in running the company. Bill Davis is our Chief Financial Officer and Chris Perkins is going to head the very important task of integrating both of these organizations, so again that’s the core management team. Of course with $16 billion of additional opportunity, there’s opportunities for everyone and we’ll spend the next few months as we come together, um actually working to find positions

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for everyone and of course the next question is how quickly do you do this and we’d like to ah we’d like to do this as quickly as possible, but before you do that, you have to figure out what the platform is, so Phil why don’t you talk about the platform.

Phil Pead: [00:13:52] Well that’s a good, that’s a good point Glen. You know what at Eclipsys, ah we’ve always looked at ourselves as a product lead company, ah and I think you feel the same way Glen and so as our product development groups come together and start looking at the solutions that we are going to integrate, our clients are going to look to see how quickly we can bring our product sets together to realize the vision that you’ve just described and that I’ve participated in today and that’s probably one of the most important things that we need to communicate as rapidly as we can to our respective markets. The good news is that both Eclipsys and Allscripts ah share a common platform and that’s from Microsoft. It’s a dot net common architecture, dot net platform sequel server. Both companies have an open integrated platform approach. Ah Allscripts has used something called the universal application integrator; we’ve talked about a Helios. Having open architecture allows us to integrate our respective solutions a lot more quickly. We’ve already begun that. We have common ah customers, shared visions of bringing their ambulatory and inpatient solutions together, so we’ve already started that integration at our client base. Our opportunity to bring this together as quickly as possible, I think is ah is ah accelerated by the fact of our open platform and the vision that we both had to be product like companies.

Glen Tullman: [00:15:17] So we talked a little bit about the timeframe and again you know we’re looking at about 4 months, 4 to 5 months and so think about late fall as a timeframe. Of course we’d like to do this as quickly as possible, that’s really our goal. Um and the faster we can do it the better because clients are anxious to have us deliver on the promise of what we’ve created today, so if you want more information there are two ways to get it. One go on the internet to oneallscriptseclipsys.com or go on the intranet and ask for more information there and we’ll be providing a lot of that information to you, um as quickly as we

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can and so really I want to close where we started today, we have an enormous opportunity in front of us and it’s not just about the billions of dollars of new market opportunity, this is an opportunity to truly transform healthcare. It’s the opportunity to have two leading companies, two leaders become one and focus on what’s most important in healthcare today and we’re excited about the opportunity, we’re excited about having all of you join us in this quest to improve healthcare. Thanks very much.

[end]

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be

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incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including

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future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under

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the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

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